Press Release

FOR IMMEDIATE RELEASE

LABOPHARM’S ONCE-DAILY TRAMADOL PRODUCT
LAUNCHED IN SOUTH KOREA, AUSTRALIA, ROMANIA AND AUSTRIA

- Product Now Being Sold in 14 Countries Worldwide -

LAVAL, Québec (July 31, 2008) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that its once-daily formulation of tramadol has been launched in the following countries:

South Korea – Labopharm’s marketing partner for South Korea, WhanIn Pharmaceutical Co. Ltd., launched the product in July under the brand name TramaConti CR®.

Australia – Labopharm’s marketing partner for Australia, iNova Pharmaceuticals (Australia) Pty Limited launched the product in July under the brand name Durotram XR®.

Romania – Labopharm’s marketing partner for Romania, CSC Pharmaceuticals, launched the product in July under the brand name Noax® Uno.

Austria – Labopharm’s marketing partner for Austria, CSC Pharmaceuticals, launched the product in June under the brand name Noax® Uno.

"With these launches, our once-daily tramadol product is now being sold in 14 countries that, combined, account for almost 55% of the world’s market for tramadol products," said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. "South Korea and Australia, in particular, represent significant opportunities as the 6th and 12th largest markets for tramadol products in the world, respectively. We look forward to leveraging the experience we have gained through our previous European and Canadian launches and working with our marketing partners to maximize our product’s potential in these markets."

Labopharm’s product is available in 100mg, 200mg and 300mg dosage strengths in Australia, Austria and Romania and in 100mg and 200mg dosage strengths in South Korea. The 300 mg dosage strength is approved for sale in South Korea and may be marketed at a later date.

About Labopharm’s Once-Daily Tramadol Product

Labopharm's once-daily tramadol product is based on the Company's proprietary Contramid® technology, which provides a dual matrix delivery system allowing both rapid and sustained drug release that maintains blood levels within the therapeutic range providing a full 24 hours of pain relief. The Company believes that maintaining drug concentrations within the therapeutic range has the advantage of fewer and less severe side effects while maintaining efficacy. Under its global commercialization program, Labopharm's once-daily tramadol product has been launched in 14 countries, including the five largest markets in Europe and Canada and is approved in 16 other countries. Including those countries in which its product has been launched, Labopharm has licensing and distribution agreements in place for more than 50 markets globally.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:
At Labopharm	At The Equicom Group
Mark D’Souza	Jason Hogan
Senior Vice-President and Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Joe Racanelli
Tel: (514) 844-7997
jracanelli@equicomgroup.com